EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name of entity		Jurisdiction of Information
NERC SPE Inc.		Delaware
NERC Limited Partnership	(1)	Delaware
NERC SPE II Inc.		Delaware
NERC Limited Partnership	(2)	Delaware
Bertucci’s, Inc.		Massachusetts
Bertucci’s Restaurant Corp.	(3)	Massachusetts
Bertucci’s Franchise Corp.		Delaware
Berestco, Inc.	(4)	Massachusetts
Sal & Vinnie’s Sicilian Steakhouse, Inc.	(4)	Massachusetts
Bertucci’s of Anne Arundel County, Inc.	(4)	Maryland
Bertucci’s of Columbia, Inc.	(4)	Maryland
Bertucci’s of Baltimore County, Inc.	(4)	Maryland
Bertucci’s of Bel Air, Inc.	(4)	Maryland
Bertucci’s of White Marsh, Inc.	(4)	Maryland
Bertucci’s of Montgomery County, Inc.	(4)	Maryland

(1)	NERC SPE Inc. is the general partner of this limited partnership and Registrant is a limited partner.
(2)	NERC SPE II Inc. is the general partner of this limited partnership and Registrant is a limited partner.
(3)	Subsidiary of Bertucci’s, Inc.
(4)	Subsidiary of Bertucci’s Restaurant Corp.